UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Belo Corp.

(Name of Issuer)

Series B Common Stock, par value $1.67 per share

(Title of Class of Securities)

080555204

(CUSIP Number)

James M. Moroney III

Belo Corp.

400 S. Record Street

Dallas, TX 75202

(214) 977-6606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons James M. Moroney III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 475,217 (1)
	(8)	Shared voting power 2,015,457 (2)
	(9)	Sole dispositive power 475,217 (1)
	(10)	Shared dispositive power 2,015,457 (2)
(11)	Aggregate amount beneficially owned by each reporting person 2,490,674 (1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☑
(13)	Percent of class represented by amount in Row (11) 24.1%
(14)	Type of reporting person (see instructions) IN

(1)	Includes 284,969 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days and 52,100 Series B shares held in Moroney Marital, L.P. The number does not include 1,600 Series B shares owned by Mr. Moroney’s spouse and 800 Series B shares held in trusts and corporate for the benefit of Mr. Moroney’s children, as to all of which shares Mr. Moroney disclaims beneficial ownership.
(2)	Includes 2,014,977 Series B shares held in Moroney Preservation Limited and 480 Series B shares that are held by Mr. Moroney in joint tenancy with his spouse.

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(1)	Names of reporting persons Moroney Management, Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 080555204	13D/A	Page 4 of 9

(1)	Names of reporting persons Moroney Preservation Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,014,977
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,014,977
(11)	Aggregate amount beneficially owned by each reporting person 2,014,977
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.1%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 080555204	13D/A	Page 5 of 9

CUSIP No. 080555204	13D/A	Page 6 of 9

This Amendment No. 5 to Schedule 13D (this “Statement”) is filed by James M. Moroney III, individually (“Mr. Moroney”), and by Moroney Management, Limited, a Texas limited partnership (“Management”), for which Mr. Moroney is managing general partner. This Statement also serves as the initial Schedule 13D filing by Moroney Preservation Limited, a Texas limited partnership (“Preservation”), the general partner of which is Moroney Holdings, Inc., an entity which is controlled by Mr. Moroney. This Statement reports estate planning transactions by Management and Preservation and events under employee benefit plans.

Item 1.	Security and Issuer.

This Statement relates to the Series B common stock, par value $1.67 per share (“Series B Common Stock”), of Belo Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 400 S. Record Street, Dallas, TX 75202.

Item 2.	Identity and Background.

(a) The following information is provided as to Preservation. Information required by this Item 2 on Mr. Moroney and Management is set forth in Amendment No. 1 to this Schedule 13D filed on April 25, 2002.

(b) The address of the principal business and principal office for Preservation is 508 Young Street, 4th Floor, Dallas, TX 75202. The general partner of Preservation is Moroney Holdings, Inc., an entity which is controlled by Mr. Moroney, a director of the Issuer.

(c) The primary business of Preservation is to maintain the voting rights of the Series B Common Stock that it holds and to prevent ownership of the Series B Common Stock from becoming fractionalized.

(d) & (e) During the last five years, Preservation (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Preservation is a Texas limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

As part of a series of estate planning transactions, on February 4, 2010, Preservation acquired 2,350,277 shares of Series B Common Stock for $3.15 per share from Management and 104,700 shares of Series B Common Stock for $3.15 per share from the estate of James M. Moroney, Jr., as to which Mr. Moroney is executor. In each transaction, the purchase price was paid through a full recourse promissory note that matures on February 3, 2013, and accordingly the noteholders retain a collateral interest in the shares. Each promissory note provides for interest at 1% per annum with annual interest payments through date of maturity.

On July 20, 2011, Preservation transferred 110,000 shares of Series B Common Stock (440,000 shares total), valued at $7.30 per share, to each of its four limited partners. In exchange for the shares, each limited partner delivered to Preservation a 3-year promissory note. The principal of each note is equal to the value of the shares received, accrues interest at the rate of 2% per annum and requires annual interest payments through July 19, 2014, the date of maturity.

The February 2010 transactions did not result in any change in beneficial ownership by Mr. Moroney, who was deemed to beneficially own the shares held by Management and by the estate of which he is executor. Mr. Moroney’s ownership of 110,000 shares of Series B Common Stock changed from indirect to direct as a result of the July 2011 exchanges made by Preservation with its limited partners. The July 2011 exchanges by Preservation decreased Mr. Moroney’s beneficial ownership by 330,000 shares, the number of shares transferred to the other three limited partners of Preservation.

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This Statement also reflects the following transactions occurring pursuant to employee benefit plans:

(1)	the deemed acquisition of 18,716 shares of the Issuer’s Series B Common Stock by Mr. Moroney as a result of the vesting on May 13, 2009, of employee stock options held by Mr. Moroney;

(2)	the deemed disposition of 294,500 shares of the Issuer’s Series B Common Stock by Mr. Moroney resulting from the expiration without exercise of employee stock options to acquire a total of 90,500, 100,000 and 104,000 shares of the Issuer’s Series B Common Stock on December 16, 2009, on December 1, 2010, and on November 30, 2011, respectively; and

(3)	the deemed disposition of 9,825 shares of Series B Common Stock by Mr. Moroney on May 12, 2009 resulting from the expiration without exercise of employee stock options held by the estate of James M. Moroney, Jr., of which Mr. Moroney is executor.

Item 4.	Purpose of Transaction.

The acquisition of the Issuer’s Series B Common Stock by Preservation was effected in connection with a series of estate planning transactions. The primary business of Preservation is to maintain the voting rights of the Series B Common Stock that it holds and to prevent ownership of the Series B Common Stock from becoming fractionalized. On behalf of Preservation, Mr. Moroney intends to review Preservation’s investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions or distributions to Preservation’s partners, including estate planning transactions. The review of Preservation’s holdings in the Issuer’s Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, and Preservation’s or its partners’ need for or availability of capital. At the time of this filing, Preservation does not have any plans to acquire or dispose of additional securities of the Issuer in the immediate future. However, Preservation may engage in privately-negotiated transactions in the future, and Preservation hereby reserves the right to reevaluate its investment in the Issuer and to acquire or dispose of additional securities.

Mr. Moroney intends to review his investment in the Issuer, both in his individual capacity and through his voting and/or investment power over various persons and entities that hold shares of the Issuer’s Series A and/or Series B Common Stock, on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his and/or their ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions, including estate planning transactions. The review of these respective holdings in the Issuer’s Series A and/or Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, such person’s need for and availability of capital, and any other facts and circumstances which may become known to him regarding his and/or their investment in the Issuer. As executor of the estate of his mother, Mr. Moroney may from time to time sell on behalf of or distribute to the estate and/or the beneficiaries of the estate, including himself, shares of the Issuer’s Series A Common Stock beneficially owned by the estate. Other than the foregoing, at the time of filing this Statement, neither Mr. Moroney nor any of the persons or any entities for which he has voting and/or investment power have any plans to acquire additional securities of the Issuer in the open market in the immediate future. However, Mr. Moroney may engage in privately-negotiated or open market transactions in the future for his own account and/or their account, and Mr. Moroney may, from time-to-time, engage in transactions in securities of the Issuer under various employee benefit and compensation arrangements of the Issuer and hereby reserves the right to reevaluate his and/or their investment in the Issuer and to acquire additional securities in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, Mr. Moroney does not have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, Mr. Moroney, in his capacity as a Director of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

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Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of filing of this Statement, Mr. Moroney beneficially owns 2,490,674 shares, representing approximately 24.1% of the Series B Common Stock based on the number of shares outstanding as of October 31, 2011.* This includes:

•	475,217 shares held directly by Mr. Moroney (includes 284,969 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof),

•	2,014,977 shares held by Preservation, representing approximately 20.1% of the outstanding Series B Common Stock,

•	52,100 shares held in Moroney Marital, LP., and

•	480 shares held jointly by Mr. Moroney and his spouse.

*	This does not include 1,600 shares owned by Mr. Moroney’s spouse or 800 shares held in various trusts and corporations for the benefit of his minor children, as to which shares Mr. Moroney disclaims beneficial ownership.

As a result of the transactions described in this Statement, Management beneficially owns an aggregate of 0 shares as of the date of filing of this Statement.

As a result of the transactions described in this Statement, Preservation beneficially owns an aggregate of 2,014,977 shares as of the date of filing of this Statement.

(b)	As of the date of filing of this Statement, Mr. Moroney has (i) the sole power to vote and sole dispositive power over 475,217 shares of the Issuer’s Series B Common Stock (includes 284,969 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof) and (ii) shared power to vote and shared dispositive power over 2,014,977 shares of the Issuer’s Series B Common Stock. Preservation and Mr. Moroney, as the controlling person of the general partner of Preservation, share voting and dispositive power over 2,014,977 shares held by Preservation. In addition, Mr. Moroney shares voting and dispositive power with respect to 480 shares held jointly by him and his spouse.

(c)	Except as disclosed in Item 3, none of Preservation, Management nor Mr. Moroney has effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d)	The partners of Preservation and of Moroney Marital, LP have the right to receive dividends from and proceeds from the sale of the Issuer’s Series B Common Stock held on their behalf. Mr. Moroney and his three siblings each hold an approximately one-quarter interest in Preservation.

(e)	Management ceased to beneficially own any shares of the Issuer’s Series B Common Stock on February 4, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Moroney in his capacity as a general and limited partner of Preservation, together with the other limited partners of Preservation, has entered into the Agreement of Limited Partnership of Moroney Preservation Limited. Other than the collateral interest as described in Item 3 above, no shares held by Preservation, are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities information regarding such securities. No Series B shares held by Mr. Moroney are pledged or planned to be pledged.

Item 7.	Material to Be Filed as Exhibits.

99.1	Agreement of Limited Partnership of Moroney Preservation Limited.

99.2	Form of promissory note of Preservation.

CUSIP No. 080555204	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	MORONEY MANAGEMENT, LIMITED

/s/ James M. Moroney
James M. Moroney III
Managing General Partner

Dated: February 14, 2012	JAMES M. MORONEY III, individually

/s/ James M. Moroney
James M. Moroney III

Dated: February 14, 2012	MORONEY PRESERVATION LIMITED Moroney Holdings, Inc., General Partner

/s/ James M. Moroney
James M. Moroney III
President, Moroney Holdings, Inc.